

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2011

Mr. Cary A. Moomjian, Jr.
Vice President, General Counsel and Secretary
Ensco plc
500 North Akard Street, Suite 4300
Dallas, Texas 75201

> **Re: Ensco plc**
> **Form 10-K for Fiscal Year Ended December 31 2010**
> **Filed February 24, 2011**
> **File No. 1-08097**

Dear Mr. Moomjian:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Ethan Horowitz (for)

H. Roger Schwall
Assistant Director

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